SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year end December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file Number 000-10535
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CITIZENS BANKING CORPORATION
AMENDED AND RESTATED SECTION
401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CITIZENS BANKING CORPORATION
One Citizens Banking Center
328 South Saginaw Street
Flint, Michigan 48502

Citizens Banking Corporation

Audited Financial Statements and Supplemental Schedule
Citizens Banking Corporation Amended and Restated Section 401(k) Plan December 31, 2005 and 2004, and Year Ended December 31, 2005 With Report of Independent Registered Public Accounting Firm

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Audited Financial Statements and
Supplemental Schedule
December 31, 2005 and 2004, and
Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Citizens Banking Corporation Amended
    and Restated Section 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Citizens Banking Corporation Amended and Restated Section 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
Detroit, Michigan
June 23, 2006

Citizens Banking Corporation Amended
And Restated Section 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value:
Common stock:
Citizens Banking Corporation	$27,767,483	$36,953,352
Mutual funds	94,129,453	90,949,499
Money market account	5,339,531	6,422,262
Loans to participants	3,285,609	3,319,141

Net assets available for benefits	$130,522,076	$137,644,254

See accompanying notes.

Citizens Banking Corporation Amended
And Restated Section 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Investments income:
Dividends:
Citizens Banking Corporation	$1,181,902
Other	4,424,453
Interest income	192,115

Total investment income	5,798,470

Contributions:
Employer	3,169,769
Employee	7,003,293

Total contributions	10,173,062
Total additions	15,971,532

Deductions
Benefit payments to participants	17,972,549
Administrative expenses	55,357

Total deductions	18,027,906

Net realized and unrealized depreciation in fair value of investments (Note 3)	(5,065,804)

Net decrease	(7,122,178)

Net assets available for benefits at beginning of year	137,644,254

Net assets available for benefits at end of year	$130,522,076

See accompanying notes.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
1. Description of the Plan
The following description provides only general information. Participants should refer to the plan agreement for a more complete description of the plan’s provisions.
The Citizens Banking Corporation Amended and Restated Section 401(k) Plan (the Plan) is a defined contribution plan which includes a 401(k) salary deferral feature. The Plan covers substantially all employees of Citizens Banking Corporation (the Corporation) and its subsidiaries.
Salaried employees are eligible for the Plan on the first business day of the calendar quarter coincident with or following their date of hire. Additionally, hourly employees are eligible for the Plan on the first business day of the month coincident with or next following the completion of ninety consecutive days of employment with the Corporation in which the employee is credited with at least 180 hours of credited service. If an hourly employee fails to be credited with at least 180 hours of credited service in the first ninety days of employment, he shall commence participation in the Plan on the first day of the month following any calendar quarter in which he is credited with at least 180 hours of credited service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
In 2005 and 2004, participants were able to contribute up to 50% of their annual salary, not to exceed the annual IRS limitation of the current year ($14,000 and $13,000 for 2005 and 2004, respectively). On an after-tax basis nonhighly compensated employees may contribute up to 10% of their compensation.
The Corporation will match the participant’s pretax contribution up to 6% of the participant’s compensation (includes regular base salary or wages, commissions, overtime, shift premiums, incentive pay and referral pay). The Corporation will match 100% on the first 3% of pretax salary deferral and 50% on the next 3% of pretax salary deferral, for a total of a 75% match on a 6% pretax salary deferral. A retiree medical savings account was established for each participant. One third of the employer matching contribution is automatically directed into this account. Employees may not borrow against or request hardship distributions from any monies residing in this account.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participants are immediately vested in their contributions and the Corporation’s matching contributions plus actual earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants direct the investment of their accounts, inclusive of the employer contribution balance, among the investments offered by the Plan.
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions.
On termination of service, death, disability, or retirement, the participant will elect to receive, defer, or rollover a single lump-sum amount equal to the vested value of their account.
Administrative expenses are paid by the Corporation and the individual participants.
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
2. Significant Accounting Policies
Valuation of Investments
Investments are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
During 2005, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation/
(Depreciation)
in Fair Value of
Investments
Citizens Banking Corporation Common Stock	$(6,925,471)
Mutual funds	1,859,667

$(5,065,804)

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

		December 31
		2005	2004
**	Citizens Banking Corporation Common Stock	$27,767,483	$36,953,352
	Goldman Sachs Core Fixed Income-A Fund	7,475,973	7,535,543
	Goldman Sachs Small Cap Value Fund	*	7,093,203
	American Balanced Fund— Class A	15,655,905	16,122,446
	American Growth Fund of America	9,868,402	8,184,013
	American Europacific Growth Fund	9,906,417	8,053,988
	SSGA S&P 500 Index Fund	8,159,860	7,809,228

*	Investment does not represent 5% or more of fair value of the Plan’s net assets.

**	Party in interest.
The following is a summary of transactions (at cost) with parties in interest:

		Golden Oak
	Citizens	Prime	Golden Oak	Golden Oak	Golden Oak	Golden Oak	Golden Oak
	Banking Corp.	Obligation	Value Portfolio	Diversified	Intermediate	Small Capital	International
	Common Stock	Class A	Fund	Growth Fund	Income Fund	Fund	Equity Fund

Balance at January 1, 2004	$26,376,388	$7,498,346	$6,830,071	$8,953,190	$7,754,988	$6,376,529	$983,936
Purchases in 2004	3,806,885	5,820,437	540,841	985,851	999,345	1,992,502	324,306
Sales in 2004	7,014,812	13,318,783	7,370,912	9,939,041	8,754,333	8,369,031	1,308,242

Balance at December 31, 2004	$23,168,461	$—	$—	$—	$—	$—	$—
Purchases in 2005	3,916,307	—	—	—	—	—	—
Sales in 2005	4,604,908	—	—	—	—	—	—

Balance at December 31, 2005	$22,479,860	$—	$—	$—	$—	$—	$—

On September 29, 2004, the Wealth Management line of business of Citizens Banking Corporation completed its reorganization of the Golden Oak Funds managed by its affiliate CB Capital Management, Inc. into two leading fund groups: Goldman Sachs Asset Management and Federated Mutual Fund Services. The assets of the Golden Oak funds have been exchanged for shares of the acquiring funds.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 20, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004

Net assets available for benefits per the financial statements	$130,522,076	$137,644,254
Amounts allocated to withdrawn participants	(4,110)	—

Net assets available for benefits per the Form 5500	$130,517,966	$137,644,254

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Notes to Financial Statements (continued)
5. Differences Between Financial Statements and Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31,
2005
Benefits paid to participants per the financial statements	$17,972,549
Add amounts allocated on Form 5500 to withdrawn participants at December 31, 2005	4,110
Less amounts allocated on Form 5500 to withdrawn participants at December 31, 2004	—

Benefits paid to participants per the Form 5500	$17,976,659

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.
6. Risks and Uncertainties
The Plan invests, at the direction of participants, in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Subsequent Event (Unaudited)
On June 27, 2006, Citizens Banking Corporation (“Citizens”) issued a press release and 8K announcing a merger agreement with Republic Bancorp Inc. (“Republic”). Republic will be merged into Citizens to create the new Citizens Republic Bancorp in a transaction valued at approximately $1.048 billion in stock and cash. The transaction is projected to close in the fourth quarter of 2006, subject to regulatory and shareholder approval.

Supplemental Schedule

Citizens Banking Corporation Amended
And Restated Section 401(k) Plan
EIN #38-2378932      Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2005

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

Common stock:
*Citizens Banking Corporation	1,000,630 Shares	**	$27,767,483

Total common stock			27,767,483

Mutual funds:
Goldman Sachs Small Cap Value Fund	159,189 Units	**	6,498,091
Goldman Sachs Strategic Growth Fund – A	498,090 Units	**	4,477,832
Goldman Sachs Large Cap Value Fund – A	451,111 Units	**	5,729,110
Goldman Sachs Core International Equity Fund – A	126,100 Units	**	1,562,383
Goldman Sachs Core Fixed Income Fund – A	758,212 Units	**	7,475,973
AIM Mid-Cap Equity Fund	117,131 Units	**	3,346,428
American Balanced Fund	878,558 Units	**	15,655,905
American Growth Fund	319,780 Units	**	9,868,402
American Washington Mutual Investors Fund	119,143 Units	**	3,674,362
American Europacific Growth Fund	241,032 Units	**	9,906,417
Fidelity Advisor Mortgage Securities Fund	286,708 Units	**	3,170,986
Fidelity Advisor Small Cap Fund T	81,205 Units	**	1,994,399
Janus Mid-Cap Value Investor Fund	231,996 Units	**	5,178,146
Managers Special Equity Fund – Class A Shares	57,958 Units	**	5,029,024
State Street Global Advisors S&P 500 Index Fund	397,074 Units	**	8,159,860
Templeton Foreign Fund	189,443 Units	**	2,402,135

Total Mutual Funds			94,129,453

Money Market Account:
Goldman Sachs Financial Square Prime Obligation Class A	$5,339,531 principal amount	**	5,339,531

Total Money Market Account			5,339,531
*Participant loans	Interest rate range:
	5.0 - 10.0%; with various maturity dates	**	3,285,609

			$130,522,076

*	Party in interest

**	Historical cost information is not required for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 27, 2006	/s/ Michael A. Darby

Michael A. Darby
Chairman, Pension/401(k) Administration
Committee

/s/ Laura L. Hobson

Laura L. Hobson
Secretary, Pension/401(k) Administration
Committee

EXHIBIT INDEX
     The following documents are filed as part of this report. Exhibits not required for this report have been omitted. Citizens’ Commission file number is 000-10535.

Exhibit
No.	Exhibit

23	Consent of Independent Registered Public Accounting Firm